UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN MEDIA OPERATIONS, INC.

File No. 1-11112 - CF#23068

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     AMERICAN MEDIA OPERATIONS, INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on January 9, 2009.

     Based on representations by **AMERICAN MEDIA OPERATIONS, INC.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 31, 2013
Exhibit 10.2	through March 31, 2013

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel